Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: February 24, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On February 24, 2026, General Fusion posted the following communication on its LinkedIn, X, Facebook and Instagram accounts:

General Fusion has reached an exciting new milestone on our path to becoming a public company!

We’ve publicly filed our Form F-4 with the SEC as part of our proposed business combination with @Spring Valley Acquisition Corp. III (NASDAQ: SVAC), bringing us one step closer to becoming the first publicly traded pure play fusion energy company.

“We believe fusion is at an inflection point, and so is General Fusion. Our announcement today represents a key milestone toward closing the proposed business combination between General Fusion and SVAC—a transaction that we expect to put us on the best path to delivering commercial fusion energy in the next decade,” said General Fusion CEO Greg Twinney.

Read the full announcement: General Fusion Marks Key Milestone in Becoming a Public Company, Announces Public Filing of Form F-4 in Connection with Proposed Business Combination  | General Fusion

On February 24, 2026, the following press release was issued on behalf of General Fusion:

General Fusion Marks Key Milestone in Becoming a Public Company, Announces Public Filing of Form F-4 in Connection with Proposed Business Combination

•	The public filing of the Form F-4 marks an important milestone in the transaction, moving General Fusion closer to becoming the first publicly traded pure-play fusion company.

•	The proposed transaction, targeted to close in mid-2026, subject to customary closing conditions, including regulatory and shareholder approvals, would support the advancement of General Fusion’s patented and proprietary Magnetized Target Fusion (“MTF”) technology, designed to scale for cost-efficient power plants within the next decade.

•	General Fusion intends to use proceeds from the transaction to fund and advance the Company’s Lawson Machine 26 (“LM26”) program, with the goal of demonstrating and de-risking MTF technology in a commercially relevant way.

•	The proposed transaction with Spring Valley Acquisition Corp. III implies approximately US$1 billion pro-forma equity value, inclusive of US$107.7 million from a committed and oversubscribed PIPE (Private Investment in Public Equity) with leading institutional investors and US$230 million of Spring Valley’s trust capital (assuming no redemptions).

VANCOUVER, British Columbia – February 24, 2026 – General Fusion Inc. (“General Fusion” or the “Company”), a leader in the global race to make commercial fusion energy a reality, and Spring Valley Acquisition Corp. III (NASDAQ: SVAC) (“SVAC”), a publicly traded special purpose acquisition company, today announced a significant step forward on General Fusion’s path to becoming the first publicly traded pure-play fusion company. The Company and SVAC have filed their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their previously announced proposed business combination (the transactions contemplated by the business combination, collectively, the “Proposed Business Combination”).

“We believe fusion is at an inflection point, and so is General Fusion. Our announcement today represents a key milestone toward closing the proposed business combination between General Fusion and SVAC—a transaction that we expect to put us on the best path to delivering commercial fusion energy in the next decade,” said General Fusion CEO Greg Twinney. “The feedback we’ve received from the market since we announced the business combination has been constructive and encouraging. We believe the market recognizes the strength of our team, built on a 20-year track record, the meaningful fusion results we’ve delivered over two decades, our practical MTF approach, and the progress of our current program with our operational large-scale fusion demonstration machine LM26.”

Announced on January 22, 2026, General Fusion’s Proposed Business Combination pursuant to that certain definitive business combination agreement, dated January 21, 2026 (the “Business Combination Agreement”), is expected to result in General Fusion becoming a publicly listed company on Nasdaq under the ticker symbol “GFUZ.” Upon closing, General Fusion expects to become the first publicly traded pure-play fusion company, advancing its mission to bring practical, cost-efficient fusion energy to the grid. The Proposed Business Combination is targeted to close in mid-2026, subject to customary closing conditions, including regulatory and shareholder approvals. The Registration Statement includes a preliminary proxy statement/prospectus and has not yet been declared effective by the SEC. The Registration Statement may be amended or supplemented from time to time, and the information contained therein is subject to change.

Quick Facts:

•	General Fusion’s MTF is designed to solve significant barriers to fusion energy, which comes at a critical time as demand for electricity is surging and nations around the world race to commercialize fusion power.
•	As a technology, MTF is intended to achieve fusion in a practical way, avoiding superconducting magnets and high-powered lasers, and enabling the use of existing materials for durable machines that would produce cost-effective energy.
•	In early 2025, General Fusion announced that it had designed, built, and begun operating its world-first LM26 fusion demonstration machine in under two years. LM26 is the first MTF demonstration machine to be built at a commercially relevant scale. It mechanically compresses plasma with a lithium liner at 50% commercial-scale diameter.
•	LM26 aims to achieve key fusion technical milestones: plasma heating to 1 keV (10 million degrees Celsius), then 10 keV (100 million degrees Celsius), and ultimately the Lawson criterion—the combination of fusion parameters that can produce net fusion energy in the plasma.

About General Fusion

General Fusion is pursuing a fast and practical approach to commercial fusion energy and is headquartered in Vancouver, Canada. The Company was established in 2002 and is funded by a global syndicate of leading energy venture capital firms, industry leaders, and technology pioneers. Learn more at www.generalfusion.com. General Fusion announced in January 2026 that it plans to go public through the Proposed Business Combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC).

About Spring Valley Acquisition Corp. III

Spring Valley Acquisition Corp. III is a part of a family of investment vehicles formed for the purpose of acquiring or merging with a business focused on the power infrastructure and decarbonization sectors. Over the past 5 years, Spring Valley has raised $920 million in four IPOs. Spring Valley I successfully completed its business combination with NuScale Power (NYSE: SMR), a leading U.S. small modular reactor (“SMR”) technology company, and Spring Valley II has announced a pending merger with Eagle Energy Metals, a next-generation nuclear energy company with rights to the largest open pit-constrained measured and indicated uranium deposit in the United States. SVAC maintains a corporate website at https://sv-ac.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of SVAC’s final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the “Final Prospectus”; the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto ; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

You can contact General Fusion’s Investor Relations team by email at: investors@generalfusion.com.

If you are based in North America, you may also leave a toll-free voicemail at +1 (833) 717-1519. Callers outside North America can reach us at +1 (236) 253-6968.

Media Relations Contact:

media@generalfusion.com

1-866-904-0995

***

Additional Information and Where to Find It

In connection with the Proposed Business Combination, SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the PIPE Financing may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.